

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2013

Via E-mail
Andrei Catalin Ispas
President
AnyTranslation Corp.
2620 S. Maryland Parkway #14-857
Las Vegas, NV 89109

> **Re: AnyTranslation Corp.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed October 22, 2013**
> **File No. 333-188358**

Dear Mr. Ispas:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Directors, Executive Officers, Promoter and Control Persons, page 25

1. We note your response to comment 5 in our letter dated September 12, 2013. However, it appears that you did not identify Roland Asmar as your promoter. Please revise your disclosure consistent with your response to our prior comment 5. Also ensure that you provide any required disclosure pursuant to Item 404(c) of Regulation S-K with respect to Mr. Asmar.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director